Exhibit 21.01

LIST OF SUBSIDIARIES

NAME	STATE OR JURISDICTION OF INCORPORATION OR ORGANIZATION
All Media Guide Holdings, Inc.	Delaware
All Media Guide, LLC	Delaware
Deterrence Acquisition Ltd.	UK
eMeta Corporation	Delaware
Macrovision Europe Limited	United Kingdom
Macrovision GmbH	Germany
Macrovision International Holding Limited Partnership	Cayman Islands
Macrovision International Holdings, Inc.	Delaware
Macrovision International Licensing SARL	Switzerland
Macrovision Israel, Ltd.	Israel
Macrovision Japan KK	Japan
Macrovision Japan YK	Japan
Macrovision Korea Co., Ltd.	Korea
Macrovision Licensing & Holding B.V.	Netherlands
Macrovision Limited (formerly InstallShield Software Limited)	United Kingdom
Macrovision Service LLC	Delaware
Macrovision Taiwan Ltd.	Taiwan
Macrovision UK Limited	United Kingdom
Mediabolic, Inc.	Delaware
Moodlogic, Inc.	Delaware
Moodlogic Ltd.	Switzerland
Trymedia Systems, Inc.	Delaware
Trymedia Systems S.L.	Spain
Zero G Software, Inc.	California